SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2021

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.Telecom Argentina S.A. announces consolidated results for the first quarter of fiscal year 2021 (“1Q21”).

Market Cap P$312.8 billion

May 10, 2021

Contacts:

Fernando Balmaceda

(5411) 4968 5222

Solange Barthe Dennin

(5411) 4968 3752

Telecom Argentina S.A.

announces consolidated results for the first quarter of

fiscal year 2021 (“1Q21”)*

Note: For the figures included in their FFSS, the Company has accounted for the effects of inflation adjustment adopted by Resolution 777/18 of the Comisión Nacional de Valores (“CNV”), which establishes that the restatement will be applied to the annual financial statements, for intermediate and special periods ended as of December 31, 2018 inclusive. Accordingly, the reported figures corresponding to 1Q21 include the effects of the adoption of inflationary accounting in accordance with IAS 29. Finally, comments related to variations of results of 1Q21 and vs. 1Q20 mentioned in this press release correspond to “figures restated by inflation” or “constant”. Moreover, Table 3 contemplates information broken down by segment for periods ended as of March 31 of 2021 and 2020 as analyzed by the Executive Committee and the CEO, who receive periodically the financial information of Telecom and its subsidiaries (in historical values). For further details, please refer to the titles of the financial tables beginning from page 12.

▪	For comparative purposes, it is important to highlight that the results restated by inflation corresponding to March 2020 contain the effect of year over year inflation as of March 2021, which amounted to 42.6%.

▪	Consolidated Revenues of Telecom Argentina amounted to P$82,547 million in 1Q21, of which Service Revenues totaled P$77,116 million (-9.2% in real terms vs. 1Q20), in a context where inflation still remains pretty high.

▪	Mobile clients in Argentina reached 18.8 million in 1Q21 (-43 thousand vs. 4Q20). In turn, cable TV subscribers totaled approximately 3.5 million (-41 thousand vs. 4Q20), while broadband accesses amounted to almost 4.2 million (+12 thousand vs. 4Q20).

▪	Operating Income before Depreciation and Amortization amounted to P$30,045 million (-4.4% vs. 1Q20) in 1Q21 due to a strict cost control. Meanwhile, Operating Income totaled P$ 5.387 million (-34.5% vs. 1Q20).

▪	The Company registered a Net Income of P$9,012 million in 1Q21 (+139.2% vs. 1Q20), where the drop in Operating Income mentioned above was more than offset by accounting profits from FX differences. The exchange delay avoided the impact of losses in results due to the revaluation of the debt in dollars, as had happened in 1Q20.

▪	Investments (including rights of use assets) reached P$19,522 million in 1Q21, equivalent to 23.6% of Consolidated Revenues.

▪	Net Financial Debt amounted to P$185,425 million in 1Q21, (-3.1% in real terms vs. 1Q20).

*Unaudited non financial data

(in million P$ adjusted by inflation, except where noted)**	IAS 29 As of March 31, 2021	IAS 29 As of March 31, 2020	Δ $	Δ %
Consolidated Revenues	82,547	89,529	(6,982)	-7.8%
Operating Income before D&A	30,045	31,418	(1,373)	-4.4%
Operating Income	5,387	8,225	(2,838)	-34.5%
Net income before income tax expense	12,240	6,182	6,058	98.0%
Net income attributable to Controlling Company	8,741	3,636	5,105	140.4%
Shareholders' equity attributable to Controlling Company	440,771	415,335	25,436	6.1%
Net Financial Debt	(185,425)	(197,671)	12,246	-6.2%
Investments in PP&E, intangible assets & rights of use assets *	19,522	14,244	5,278	37.1%

Fixed lines in service (in thousand lines) ***	2,752	3,078	(326)	-10.6%
Mobile customers (in thousand)	21,004	21,110	(106)	-0.5%
Personal (Argentina)	18,796	18,839	(43)	-0.2%
Núcleo (Paraguay) -including Wimax customers-	2,208	2,271	(63)	-2.8%
Broadband accesses in Argentina (in thousand)	4,157	4,074	84	2.1%
Pay TV Suscribers (in thousand)	3,520	3,479	41	1.2%

Average Billing per user (ARBU) Fixed Telephony / voice (in P$ - Restated by inflation)	589.5	695.1	(105.6)	-15.2%
Average Revenue per user (ARPU) Mobile Services - Personal (in P$ - Restated by inflation)	485.5	502.1	(16.6)	-3.3%
Average Revenue per user (ARPU) Broadband (in P$ - Restated by inflation)	1,358.4	1,579.8	(221.4)	-14.0%
Average Revenue per user (ARPU) Cable TV (in P$ - Restated by inflation)	1,540.6	1,784.0	(243.4)	-13.6%

* (in constant measuring unit.)

**(Figures may not sum up due to rounding)

*** (does not include IP telephony lines, which as of March 31, 2021 amounted to approximately 406 thousand)

Consolidated Revenues (in million P$)	EBITDA (in million P$)

EBIT (in million P$)	Net Income (in million P$)

Buenos Aires, May 10, 2021 - Telecom Argentina S.A. (‘Telecom Argentina’) - (NYSE: TEO; BASE: TECO2), announced today a Net Income of $9,012 million for the period ended March 31, 2021 (+139.2% vs. 1Q20). The Net Income attributable to the Controlling Company was P$8,741 million (+140.4% vs. 1Q20).

It is worth mentioning that the comparative figures for the previous fiscal year have been restated so that the resulting comparative information is presented in terms of the current measurement unit as of March 31, 2021.

The following table shows the evolution of the consumer price index (National CPI) for the last three fiscal years and as of March 31, 2020 and 2021 according to the official statistics (INDEC), which were used to restate the figures in constant currency:

	As of December 31, 2019	As of December 31, 2020	As of March 31, 2020	As of March 31, 2021
Price Index Variation
Annual	53.8%	36.1%	48.3%	42.6%
3 month cumulative	n/a	n/a	7.8%	13.0%

During 1Q21, Consolidated Revenues amounted to P$82,547 million, of which Service Revenues totaled P$77,116 million.

	IAS 29	IAS 29
	1Q21	1Q20	Δ $	Δ %
Consolidated Revenues (MMP$)	82,547	89,529	(6,982)	(7.8%)
Net Income attributable to Controlling Company (MMP$)	8,741	3,636	5,105	140.4%
Net income attributable to Controlling Company per Share (P$)	4.1	1.7	2.4
Net income attributable to Controlling Company per ADR (P$)	20.3	8.4	11.9
Operating income before D&A *	36.4%	35.1%
Operating income *	6.5%	9.2%
Net income *	10.9%	4.2%
*As a percentage of Consolidated Revenues
Note: The average of ordinary shares outstanding considered amounted to and 2,153,688,011 as of 1Q21 and 1Q20

Consolidated Operating Revenues

Mobile Services

As of March 31, 2021, mobile clients amounted to 21.0 million in Argentina and Paraguay. In 1Q21, mobile services revenues represented P$30,886 million (-P$2,104 million vs. 1Q20).

Mobile Services in Argentina

As of March 31, 2021, Personal reached more than 18.8 million subscribers in Argentina (+363 thousand vs. 4Q20). Postpaid clients represented 42% of the subscriber base, growing versus the previous quarter due to a positive net portability.

In 1Q21, mobile service revenues in Argentina amounted to P$27,316 million (-5.0% vs 1Q20). Mobile internet revenues reached 73% of mobile service revenues. The average monthly revenue per user (‘ARPU’ – restated in constant currency as of March 31, 2021) amounted to P$485.5 during 1Q21 (-3.3% vs. 1Q20). The effect generated by the restatement in terms of the measuring unit as of March 31, 2021, included in the ARPU amounts to P$19.9 and P$160.0, for the 1Q21 and 1Q20, respectively. Mobile churn was 1.5% (vs. 2.3% in 1Q20).

Commercial Initiatives

During the first quarter, Personal and Fibertel brands offered their convergent clients the differential benefit of gigs as a gift to be able to use during the summer.

Regarding infrastructure and innovation, during the month of February, Telecom announced the start of the first 5G network in Argentina, putting into operation 10 Personal mobile sites in the cities of Buenos Aires and Rosario to continue promoting the converged fixed-mobile network.

Personal in Paraguay (‘Núcleo’)

As of March 31, 2021, Núcleo’s subscriber base reached almost 2.2 million clients. Prepaid and postpaid customers represented 83% and 17%, respectively.

Núcleo generated service revenues equivalent to P$3,570 million during 1Q21 (-15.9% vs. 1Q20).

Cable TV Services

Cable TV service revenues reached P$16,728 million in 1Q21 (-P$1,988 million vs. 1Q20). Cable TV subscribers totaled almost 3.5 million (-23.6 thousand vs. 4Q20). Moreover, the monthly Cable TV ARPU (restated in constant currency as of March 31, 2021) reached P$1,540.6 during 1Q21. The effect generated by the restatement in terms of the measuring unit as of March 31, 2021, included in the ARPU amounts to P$68.5 and P$567.9, for the 1Q21 and 1Q20, respectively. Additionally, the average monthly churn during 1Q21 was 1.2% (reducing from 1.4% in 1Q20).

During the first quarter, the Company continued optimizing its entertainment proposal with innovative and high-quality content through its Flow platform, which participated in the BAFICI Festival, awarding the “Flow Award to Argentine cinema”.

In the vertical of content linked to gaming, the Company continued to accompany the consolidation of Esports as a phenomenon of entertainment and local consumption.

In January, the 2021 Master Flow League began, the largest League of Legends competition in Argentina organized by the Professional Videogame League and Flow.

Fixed Telephony and Data Services

Revenues generated by fixed telephony and data reached P$11,833 million in 1Q21 (-P$1,687 million vs. 1Q20).

As a result, the average monthly revenue billed per user (‘ARBU’ - restated in constant currency as of March 31, 2021) of fixed telephony reached P$589.5 (-15.2% vs. 1Q20). The effect generated by the restatement in terms of the measuring unit as of March 31, 2021, included in the ARBU amounts to P$25.2 and P$221.7 for the 1Q21 and 1Q20, respectively.

Within the framework of the corporate segment, Telecom FiberCorp, continued to develop different initiatives to support companies in their productivity and growth.

In January, as part of the objective of the commercial agreement between the Company and IBM, two new product offerings were announced: IBM Security Guardium, a data security technology and IBM Security Trusteer, which offers detection fraud and continues authentication based on digital identity risk.

In addition, Telecom FiberCorp presented the new Collaboration solution that provides integrated telephony, chat, meetings and screen sharing services, among other functions, from one place.

Telecom FiberCorp participated in the 101st edition of the Congreso Segurinfo Iberoamericano, the main annual conference on Cybersecurity and Information Technologies. In this way, the Company continues to support companies by offering comprehensive solutions for the security of their information.

Internet Services

Internet services revenues totaled P$17,460 million during 1Q21 (-P$2,020 million vs. 1Q20). As of March 31, 2021, total broadband accesses reached approximately 4.2 million (+12 thousand vs. 4Q20).

Additionally, broadband ARPU (restated in constant currency as of March 31, 2021) amounted to P$1,358.4 per month in 1Q21. The effect generated by the restatement in terms of the measuring unit as of March 31, 2021, included in the ARPU amounts to, approximately, P$58.3 and P$498.3, for the 1Q21 and 1Q20, respectively.

Moreover, the average monthly churn rate for the period was 1.4% (vs. 1.6% in 1Q20). It is worth noting that as of 1Q21 74% of the total customer base had a broadband service of 20Mb or higher (increasing from 66% as of 1Q20).

Revenues from equipment sales

Equipment revenues amounted to P$5,431 million (+P$862 million vs. 1Q20). This variation was mainly due to an increase in the quantities sold +17%, and by the increase in average prices of handsets.

Consolidated Operating Costs

Consolidated Operating Costs (including D&A and impairment of fixed assets) totaled P$77,160 million in 1Q21 (-P$4,144 million or -5.1% vs. 1Q20). Excluding D&A and impairment of fixed assets, operating costs showed a reduction of 9.7%, which contributed to generate an increase of the Operating Income before D&A margin (36.4% in 1Q21 vs. 35.1% in 1Q20).

The cost breakdown is as follows:

- Employee benefit expenses and severance payments: P$15,331 million (-8.3% vs. 1Q20). Total employees amounted to 23,183 in 1Q21.

- Interconnection and transmission costs (including Roaming, international settlement charges and lease of circuits) totaled P$3,193 million (+11.0% vs. 1Q20). This variation responds mainly to increases in the exchange rate in relation to services set at US$ and higher TLRD charges.

- Fees for services, maintenance, materials and supplies: P$9,315 million (-5.1% vs. 1Q20). Fees for services decreased by P$256 million in 1Q21 and maintenance and material costs decreased by P$241 million compared to 1Q20. This variation was mainly due to an optimization in the consumption of materials and the effects of the lower activity, partially offset by higher prices of the services contracted to suppliers among others.

- Taxes and fees with regulatory authorities: P6,420 million (-5.8% vs. 1Q20). This decrease is mainly due to lower sales in 1Q21 vs 1Q20.

- Commissions and advertising (Commissions paid to agents, collection fees and other commissions): P$4,382 million (-14.0% vs. 1Q20). This decline is mainly due to lower agent commission charges and lower advertising costs.

- Cost of handsets sold: P$3,912 million (+21.9% vs. 1Q20). P$3,671 million correspond to the cost of sales of devices in Argentina which increased 23.8% vs. 1Q20 mainly due to the increase in prices and quantities sold.

- Programming and content costs:P$6,083 million (-9.8% vs. 1Q20). This reduction is explained mainly by operative efficiencies, which were partially offset by price increases of approximately 20% in almost all of the broadcasting signals.

- Other Costs totaled P$3,866 million (-43.5% vs. 1Q20), of which bad debt expenses reached P$1,037 million (-67.7% vs. 1Q20). Bad debt ratio was 1.3% as of March 31, 2021 (vs. 3.6% in 1Q20). This decrease in bad debt expenses is mainly the result of the different actions in arrears management initiated by the Company at the end of 2020, the effects of which affect 1Q21 results.

As far as the clients of the corporate segment, collection procedures were carried out that resulted in the recovery of account receivable. It should also be noted that the 1Q20 charge included approximately P$394 million as a consequence of the estimated effects of Covid on the occasion of the issuance of said financial statements.

There was also a strong reduction in other operating costs (including charges for lawsuits and other contingencies, energy and other public services, insurance, rents and internet capacity), which amounted to P$2,829 million (-22.1% vs. 1Q20).

- Depreciation, amortization and impairment of fixed assets amounted to P$24,658 million (+6.3% vs. 1Q20). This increase was due to the impact of the amortization of assets incorporated after March 31, 2020.

Net Financial Results

Net Financial Results (including Financial Expenses on Debt and Other Financial Results, net) generated a gain of P$6,771 million in 1Q21 (vs. a loss of P$2,174 million in 1Q20). This variation was mainly due to:

in millions of P$	1Q20	1Q21	$ Var
FX results	$ 1,561	$ 8,099	$ 6,538
Net Interests	-$ 4,431	-$ 3,124	$ 1,307
Returns on Investments	$ 88	-$ 346	-$ 434
RECPAM	$ 1,505	$ 3,652	$ 2,147
Others	-$ 897	-$ 1,510	-$ 613
Total	-$ 2,174	$ 6,771	$ 8,945

Consolidated Net Financial Debt

As of March 31, 2021, our net financial debt position (cash, cash equivalents plus financial investments and financial NDF minus loans) totaled P$185,425 million, decreasing P$5,863 million or -3.1% when compared to the consolidated net financial debt position as of March 31, 2020, which totaled P$191,288 million (restated in terms of the measuring unit as of March 31, 2021).

Investments in PP&E, intangible assets and rights
of use assets

During 1Q21, the Company invested P$19,522 million (+37.1% vs. 1Q20). These investments represented 23.6% of consolidated revenues in 1Q21, and were focused on:

●	Projects associated with the expansion of Cable TV and Internet services to improve the transmission and access speed offered to customers.

●	Deployment of 4G coverage and capacity to support the growth of our mobile Internet service and the improvement in the quality.

●	Extension of our transmission networks in order to unify the different access technologies, reconverting the copper fixed networks into fiber or hybrid fiber-coaxial networks.

●	Investments in customer contact systems.

Regarding 5G, our first sites have Dynamic Spectrum Sharing (“DSS”) technology, which is leveraged on the current 4G network to power 5G accesses dynamically and on demand, allowing speeds of 10 Gbps, greater capacity of connected devices, and greater coverage and features than the current LTE-4G/4.5G.

We participated in the trials that ENACOM developed with different actors of the ICT ecosystem in our country, in order to show the possibilities that 5G could offer to all its users.

Other Initiatives

Through several initiatives open to the community, Telecom continues to encourage a more digital life in order to promote access and development of digital skills and competencies.

During the first months of the year, the Company started free courses and workshops on digital programming and digital trades “digit@lers” and “digit@lers girls”, with which it encourages more and more young people to discover their digital vocation and the opportunities offered by digital ICT in a world in which technology plays an increasingly relevant role, narrowing the gender gap in the sector.

Relevant Matters

Issuance of Notes in Paraguay by Núcleo S.A.

Núcleo issued two new Series of Notes with the following characteristics:

Series IV

Issuance Date: March 10, 2021.

Amount Issued: Gs.130.000 million (approximately P$1,771 million as of the Issuance Date)

Maturity Date: 84 months as from the Issuance Date.

Amortization: Bullet (February 2, 2028).

Interest Rate: 7.10% p.a.

Interest Payments: semi-annually.

Series V

Issuance Date: March 10, 2021.

Amount Issued: Gs.120.000 million (approximately P$1,635 million as of the Issuance Date)

Maturity Date: 120 months as from the Issuance Date.

Amortization: Bullet (January 17, 2031).

Interest Rate: 8.00% p.a.

Interest Payments: semi-annually.

Loan with China Development Bank, Shenzhen Branch (“CDB”)

On March 30, 2021 the Company subscribed a second tranche for a total amount of RMB 21.1 million which accrue an annual interest rate of 6.8%, payable semi-annually. The principal will be cancelled in 11 consecutive semi-annual installments starting in May 2023 until December 2027.

The proceeds from the loan will be used by the Company to finance its investment plan related to the acquisition by the Company of telecommunications equipment.

Other Relevant Matters

Ordinary and Extraordinary General Shareholders’ Meeting held on April 28, 2021.

The Ordinary and Extraordinary Shareholders’ Meeting of Telecom was held on April 28, 2021 with the Shareholders attending remotely due to the health context. The Shareholders’ Meeting adopted, among others, the following resolutions:

●	To approve the Annual Report and the financial statements of Telecom as of December 31, 2020.

●	To approve the proposal of the Board of Directors adjusted to March 31, 2021, using the National Consumer Price Index (National CPI) in accordance with the provisions of CNV Resolution No. 777/2018, regarding negative Retained Earnings as of December 31, 2020, (P$6,455,431,747), which consists of: (i) absorb said amount from the “Facultative Reserve to Maintain the Capital investments Level and the Current Level of Solvency of the Company”; and (iii) regarding the amount of P$13,776,401,012, reclassify it from the “Facultative Reserve to Maintain the Capital Investments Level and the Current Level of Solvency of the Company” by charging that amount to the account “Contributed Surplus”.

Loan with China Development Bank, Shenzhen Branch (“CDB”)

On April 30, 2021 the Company subscribed a third tranche for a total amount of RMB 26.0 million which accrue an annual interest rate of 6.8%, payable semi-annually. The principal will be cancelled in 11 consecutive semi-annual installments starting in May 2023 until December 2027.

The proceeds from the loan will be used by the Company to finance its investment plan related to the acquisition by the Company of telecommunications equipment.

Resolution of the Chamber II of the Federal Court of Appeals on Administrative Litigation Matters

On April 30, 2021 the Federal Court of Appeals on Administrative Litigation Matters resolved to grant the appeal filed by the Company , revoke the decision of the original instance, and, consequently, admit the requested precautionary measure, ordering the suspension of the effects of sections 1,2 3, 4, 5 and 6 of Decree 690/20 and the resolutions issued as a consequence and their consequent non-applicability to the Company for a period of six months.

In reaching its decision, the Court considered, among other reasons, that the "configuration of circumstances prima facie lead to serious and founded questioning of Decree 690/2020's reasonability standard and legitimacy and of ENACOM's resolutions adopted as a consequence thereof, due to the direct adverse effects they have on Telecom Argentina's property rights, which derive from ICT services provision under a free competition system as ruled, authorized and granted (depending on the case), by the National State itself.”

Ordinary General Shareholders’ Meeting of Núcleo

The Ordinary General Shareholders’ Meeting of Núcleo held on April 21, 2021 decided the distribution of dividends for a total of ₲140,000 million, of which ₲94,500 million correspond to Telecom. They will be payable in two installments, the first in May 2021 and the second in October 2021.

*******

Telecom Argentina is a leading telecommunications company in Argentina, where it offers, either itself or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission, and pay TV and Internet services, among other services. Additionally, Telecom Argentina offers mobile, broadband and satellite TV services in Paraguay and pay TV services in Uruguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

As of March 31, 2021, Telecom Argentina has 2,153,688,011 shares issued and outstanding.

* Cablevisión Holding S.A. owns 18.89% of the total capital stock directly and owns 9.27% of the total capital stock indirectly through VLG S.A.U.

** Trustees: Hector Horacio Magnetto and David Manuel Martínez Guzmán

For more information, please contact Investor Relations:

Fernando Balmaceda (5411) 4968 5222	Solange Barthe Dennin (5411) 4968 3752

Voice Mail: (5411) 4968 3628

Fax: (5411) 4968 3616

E-mail: relinver@teco.com.ar

For information about Telecom Argentina’s services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.cablevisionfibertel.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to (i) the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; (ii) the continued synergies expected from the merger between the Company and Cablevisión S.A. (or the Merger); (iii) the implementation of the Company’s business strategy; (iv) the changing dynamics and growth in the telecommunications and cable markets in Argentina, Paraguay, Uruguay and the United States; (v) the Company’s outlook for new and enhanced technologies; (vi) the effects of operating in a competitive environment; (vii) the industry conditions; (viii) the outcome of certain legal proceedings; and (ix) regulatory and legal developments. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “will,” “may” and “should” or other similar expressions. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by forward-looking statements. These factors include, among others: (i) the Company’s ability to successfully implement our business strategy and to achieve synergies resulting from the Merger; (ii) the Company’s ability to introduce new products and services that enable business growth; (iii) uncertainties relating to political and economic conditions in Argentina, Paraguay, Uruguay and the United States, including the policies of the new government in Argentina; (iv) the impact of political developments, including the policies of the new government in Argentina, on the demand for securities of Argentine companies; (v) inflation, the devaluation of the peso, the Guaraní and the Uruguayan peso and exchange rate risks in Argentina, Paraguay and Uruguay; (vi) restrictions on the ability to exchange Argentine or Uruguayan pesos or Paraguayan guaraníes into foreign currencies and transfer funds abroad; (vii) the impact of currency and exchange measures or restrictions on our ability to access the international markets and our ability to repay our dollar-denominated indebtedness; (viii) the creditworthiness of our actual or potential customers; (ix) the nationalization, expropriation and/or increased government intervention in companies; (x) technological changes; (xi) the impact of legal or regulatory matters, changes in the interpretation of current or future regulations or reform and changes in the legal or regulatory environment in which the Company operates, including regulatory developments such as sanctions regimes in other jurisdictions (e.g., the United States) which impact on the Company’s suppliers; (xii) the effects of increased competition; (xiii) reliance on content produced by third parties; (xiv) increasing cost of the Company’s supplies; (xv) inability to finance on reasonable terms capital expenditures required to remain competitive; (xvi) fluctuations, whether seasonal or in response to adverse macro-economic developments, in the demand for advertising; (xvii) the Company’s ability to compete and develop our business in the future; (xviii) the impact of increased national or international restrictions on the transfer or use of telecommunications technology; and (xix) the impact of the outbreak of COVID-19 on the global economy and specifically on the economies of the countries in which we operate, as well as on our operations and financial performance. Many of these factors are macroeconomic and regulatory in nature and therefore beyond the control of the Company’s management. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend and does not assume any obligation to update the forward-looking statements contained in this document. These forward-looking statements are based upon a number of assumptions and other important factors that could cause our actual results, performance or achievements to differ materially from our future results, performance or achievements expressed or implied by such forward-looking statements. Readers are encouraged to consult the Company’s Annual Report on Form 20-F and the periodic filings made on Form 6-K, which are periodically filed with or furnished to the United States Securities and Exchange Commission, as well as the presentations periodically filed before the Argentine Securities and Exchange Commission (Comisión Nacional de Valores) and the Buenos Aires Stock Exchange (Bolsas y Mercados Argentinos), for further information concerning risks and uncertainties faced by the Company.

(Financial tables follow)

*******

TELECOM ARGENTINA S.A.

Consolidated Information

First Quarter - Fiscal Year 2021

(In million of Argentine pesos)

1-	Consolidated Balance Sheet

(Restated by inflation, comparative figures in constant currency as of March 2021)

	03/31/21	12/31/20	Δ $	Δ %
Cash and cash equivalents	31,640	20,927	10,713	51.2%
Financial Investments	5,431	7,392	(1,961)	-26.5%
Trade receivables	22,166	21,411	755	3.5%
Other Receivables	7,996	6,228	1,768	28.4%
Inventories	3,874	4,204	(330)	-7.8%
Total current assets	71,107	60,162	10,945	18.2%
Financial Investments	0	142	(142)	-100.0%
Trade receivables	67	67	-	0.0%
Goodwill	284,429	284,537	(108)	0.0%
Property, plant and equipment (‘PP&E’)	356,433	362,424	(5,991)	-1.7%
Intangible assets	115,092	117,500	(2,408)	-2.0%
Right-of-use assets	23,555	20,074	3,481	17.3%
Other Receivables	4,640	4,561	79	1.7%
Total non-current assets	784,216	789,305	(5,089)	-0.6%
TOTAL ASSETS	855,323	849,467	5,856	0.7%
Trade payables	44,208	44,456	(248)	-0.6%
Financial debt	49,628	46,991	2,637	5.6%
Salaries and social security payables	12,164	16,193	(4,029)	-24.9%
Taxes payables	4,793	4,223	570	13.5%
Lease liabilities	4,367	3,768	599	15.9%
Other liabilities	2,216	2,329	(113)	-4.9%
Provisions	1,640	1,826	(186)	-10.2%
Total current liabilities	119,016	119,786	(770)	-0.6%
Trade payables	1,485	2,765	(1,280)	-46.3%
Financial debt	172,868	179,141	(6,273)	-3.5%
Salaries and social security payables	900	949	(49)	-5.2%
Deferred income tax liabilities	93,174	89,994	3,180	3.5%
Taxes payables	2	6	(4)	-66.7%
Lease liabilities	10,404	7,868	2,536	32.2%
Other liabilities	1,277	1,306	(29)	-2.2%
Provisions	7,900	8,429	(529)	-6.3%
Total non-current liabilities	288,010	290,458	(2,448)	-0.8%
TOTAL LIABILITIES	407,026	410,244	(3,218)	-0.8%

Equity attributable to Controlling Company	440,771	431,995	8,776	2.0%
Non-controlling interest	7,526	7,228	298	4.1%
TOTAL EQUITY	448,297	439,223	9,074	2.1%
TOTAL LIABILITIES AND EQUITY	855,323	849,467	5,856	0.7%

2-	Consolidated Loans

(Monetary items)

	03/31/21	12/31/20	Δ $	Δ %
Bank overdrafts - principal	3,816	4,465	(649)	-14.5%
Bank and other financial entities loans - principal	17,000	8,606	8,394	97.5%
Notes - principal	11,929	15,575	(3,646)	-23.4%
NDF	331	583	(252)	-43.2%
Loans for purchase of equipment	2,705	2,774	(69)	-2.5%
Accrued interest and related expenses	13,847	14,988	(1,141)	-7.6%
Total Current Loans	49,628	46,991	2,637	5.6%
Notes - principal	72,578	63,856	8,722	13.7%
Bank and other financial entities loans - principal	70,192	82,957	(12,765)	-15.4%
NDF	2	12	(10)	-83.3%
Loans for purchase of equipment	4,122	4,699	(577)	-12.3%
Accrued interest and related expenses	25,974	27,617	(1,643)	-5.9%
Total Non Current Loans	172,868	179,141	(6,2731)	-3.5%
Total Loans	222,496	226,132	(3,636)	-1.6%

Cash and cash equivalents, and Financial Investments	37,071	28,461	8,610	30.3%
Net Financial Debt	(185,425)	(197,671)	12,246	-6.2%

TELECOM ARGENTINA S.A.

Consolidated Information

First Quarter - Fiscal Year 2021

(In million of Argentine pesos)

3-	Segment Information

(Segment information for periods ended as of March 31 of 2021 and 2020 as analyzed by the CEO, who receive periodically the financial information of Telecom and its subsidiaries (in historical values))

As of March 31, 2021	Services rendered in Argentina	Services rendered in Argentina - Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments - restatement for inflation	Other abroad segments restated for inflation	Eliminations	Total
Revenues	73,563	3,192	76,755	5,937	249	6,186	(394)	82,547
Operating costs (without depreciation, amortization, and impairment of fixed assets)	(45,933)	(3,167)	(49,100)	(3,645)	(151)	(3,796)	394	(52,502)
Operating income before D&A	27,630	25	27,655	2,292	98	2,390	-	30,045
Depreciation, amortization and impairment of fixed assets	(9,653)	(13,416)	(23,069)	(1,461)	(128)	(1,589)	-	(24,658)
Operating income	17,977	(13,391)	4,586	831	(30)	801	-	5,387

Earnings from associates								82

Debt financial expenses								3,093
Other financial results, net								3,678
Net income before income tax expenses								12,240
Income tax expense								(3,228)
Net Income								9,012

Attributable to:
Controlling Company								8,741
Non-controlling interest								271

As of March 31, 2020	Services rendered in Argentina	Services rendered in Argentina - Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments - restatement for inflation	Other abroad segments restated for inflation	Eliminations	Total
Revenues	57,209	26,758	83,967	3,986	1,865	5,851	(289)	89,529
Operating costs (without depreciation, amortization, and impairment of fixed assets)	(36,696)	(17,833)	(54,529)	(2,638)	(1,233)	(3,871)	289	(58,111)
Operating income before D&A	20,513	8,925	29,438	1,348	632	1,980	-	31,418
Depreciation, amortization and impairment of fixed assets	(7,290)	(14,479)	(21,769)	(924)	(500)	(1,424)	-	(23,193)
Operating income	13,223	(5,554)	7,669	424	132	556	-	8,225

Earnings from associates								131

Debt financial expenses								(4,414)
Other financial results, net								2,240
Net income before income tax expenses								6,182
Income tax expense								(2,415)
Net Income								3,767

Attributable to:
Controlling Company								3,636
Non-controlling interest								131

TELECOM ARGENTINA S.A.
Consolidated Information
First Quarter - Fiscal Year 2021
(In million of Argentine pesos)

4-	Consolidated Income Statements - restated by inflation (constant figures)

(Allows the understanding of the variations of the Income Statement in real terms)

	03/31/21	03/31/20	∆ $	∆ %

Revenues	82,547	89,529	(6,982)	-7.8%
Consolidated Operating Costs	(77,160)	(81,304)	4,144	-5.1%
Operating income	5,387	8,225	(2,838)	-34.5%
Net Financial results and earnings from associates	6,853	(2,043)	8,896	-
Net income before income tax expense	12,240	6,182	6,058	98.0%
Income tax expense	(3,228)	(2,415)	(813)	33.7%
Net Income	9,012	3,767	5,245	139.2%

Attributable to:
Controlling Company	8,741	3,636	5,105	140.4%
Non-controlling interest	271	131	140	106.9%

Operating income before D&A	30,045	31,418	(1,373)	-4.4%
As % of Revenues	36.4%	35.1

	03/31/21	03/31/20	∆ $	∆ %
Net Financial results
Debt financial expenses
Interests on financial debt	(2,704)	(4,576)	1,872	-40.9%
Foreign currency exhange losses on financial debt	5,797	162	5,635	-
Total Debt financial expenses	3,093	(4,414)	7,507	-170.1%
Other financial results, net
Gains (losses) for operations with notes and bonds	(346)	88	(434)	-
Other foreign currency exhange gains (losses)	2,302	1,399	903	64.5%
Other net interests and gains of investments	(420)	145	(565)	-
Taxes and bank expenses	(779)	(849)	70	-8.2%
Financial expenses on pension benefits	(75)	(74)	(1)	1.4
Financial discounts on assets, debts and other	(656)	26	(632)	-
RECPAM*	3,652	1,505	2,147	142.7%
Total other financial results, net	3,678	2,240	1,438	64.2%
Total Net Financial results	6,771	(2,174)	8,945	-

* Inflation restatement aain / (loss)

TELECOM ARGENTINA S.A.
Consolidated Information
First Quarter - Fiscal Year 2021
(In million of Argentine pesos)

5-	Breakdown of consolidated revenues - restated bv inflation (constant figures)

(Revenues as of 2020 restated to 2021 values include a variation coming from the restatement of approximately 46.8% vs. a restatement variation of 4.5% for revenues as of 2021)

	03/31/21		03/31/20		1Q21 IAS 29 vs. 1Q20 IAS 29
	1Q21 IAS 29	IAS 29 Adjustment	1Q20 IAS 29	IAS 29 Adjustment	∆ $	∆ %
REVENUES FROM SERVICES	77,116	3,223	84,960	27,074	(7,844)	-9.2%

Mobile Services	30,886	1,266	32,990	10,512	-2,104	-6.4%
Internet Services	17,460	749	19,480	6,205	(2,020)	-10.4%
Cable TV Services	16,728	720	18,716	5,959	(1,988)	-10.6%
Fixed Telephony and Data Services	11,833	487	13,520	4,316	(1,687)	-12.5%
Other service revenues	209	1	254	82	(45)	-17.7%

REVENUES FROM EQUIPMENT SALES	5,431	203	4,569	1,458	862	18.9%

REVENUES	82,547	3,426	89,529	28,532	(6,982)	-7.8%

6-	Consolidated Income Statements - restated by inflation (constant figures)

(Allows the understanding of the variations of the Income Statement in real terms)

	03/31/21		03/31/20		1Q21 IAS 29 vs. 1Q20 IAS 29
	1Q21 IAS 29	IAS 29 Adjustment	1Q20 IAS 29	IAS 29 Adjustment	∆ $	∆ %
Revenues	82,547	3,426	89,529	28,532	(6,982)	-7.8%
Employee benefit expenses and severance payments	(15,331)	(693)	(16,724)	(5,349)	1,393	-8.3%
Interconnection and transmission costs	(3,193)	(131)	(2,876)	(915)	(317)	11.0%
Fees for services, maintenance, materials and supplies	(9,315)	(745)	(9,812)	(3,404)	497	-5.1%
Taxes and fees with the regulatory authority	(6,420)	(267)	(6,816)	(2,171)	396	-5.8%
Commissions and advertising	(4,382)	(183)	(5,093)	(1,624)	711	-14.0%
Cost of equipments and handsets	(3,912)	(610)	(3,210)	(1,192)	(702)	21.9%
Programming and content costs	(6,083)	(260)	(6,742)	(2,149)	659	-9.8%
Bad debt expenses	(1,037)	(85)	(3,207)	(1,010)	2,170	-67.7%
Other operating income and expenses	(2,829)	(329)	(3,631)	(1,161)	802	-22.1%
Subtotal Operating costs before D&A	(52,502)	(3,303)	(58,111)	(18,975)	5,609	-9.7%
Operating income before D&A	30,045	123	31,418	9,557	(1,373)	-4.4%
Depreciation, amortization (‘D&A’) and impairment of fixed	(24,658)	(13,544)	(23,193)	(14,979)	(1,465)	6.3%
Operating income	5,387	(13,421)	8,225	(5,422)	(2,838)	-34.5%
Earnings from associates	82	(13)	131	42	(49)	-37.4%
Financial expenses on debt	3,093	23,660	(4,414)	10,215	7,507	-170.1%
Other financial results, net	3,678	6,122	2,240	1,337	1,438	64.2%
Net income before income tax expense	12,240	16,343	6,182	6,172	6,058	98.0%
Income tax expense	(3,228)	(87)	(2,415)	(855)	(813)	33.7%
Net income	9,012	16,261	3,767	5,317	5,245	139.2%
Attributable to:
Controlling Company	8,741	16,269	3,636	5,290	5,105	140.4%
Non-controlling interest	271	(8)	131	27	140	106.9%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	May 11, 2021	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations